Exhibit 3

3Q 2017 RESULTS October 27, 2017

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Domestic Cement Volumes and Prices 9M17 vs.    3Q17 vs.    3Q17 vs.    Net Sales1 9M16 3Q16 2Q17 -13% Volume (3%) 2% 4% Domestic -11% Price (USD) (16%) (19%) (6%) Cement 19,009 16,561 Price (PHP) (10%) (13%) (5%) 6,290 5,572 3Q16 3Q172 9M16 9M17 Domestic cement volumes increased 2% year-on-year during the third quarter. Sequential activity improved with volumes increasing 4% versus prior quarter. • We estimate that positive demand, supported by a pick-up in infrastructure spending and stability in private sector construction, resulted in mid-single digit growth for the industry year-on-year. • Sequential volume growth despite adverse weather, which affected logistics capabilities. Domestic cement prices during 3Q17 declined by 13% year-over-year and by 5% sequentially. The decline in prices reflect heightened competitive conditions. Import volume by traders was observed to have decelerated versus previous quarter. 1 Millions of Philippine Pesos 3 2 3Q17 net sales breakdown: 99% cement, 1% others

Residential Sector The residential sector appears to have sustained its Remittances growth in the third quarter of 2017. (US$ Billion)1 +5% Steady inflation and low interest rate environment +11% 18.6 +6% +8% +9% +3% +6% +7% prevailing. -6% 2.6 17.6 2.5 2.5 2.4 2.2 2.3 2.3 2.3 2.3 2.2 2.1 2.2 2.1 2.2 2.1 2.0 Housing deficit will support continuing investments into residential construction, sustained by income-boosting remittances from overseas Filipino workers and the government’s emphasis on Jan Feb Mar Apr May Jun Jul Aug Jan-Aug low-income/socialized housing. 2016 2017 1 4

Industrial-and-Commercial Sector Information Technology and Industrial and commercial construction grew Business Process Outsourcing Revenues moderately in the third quarter compared to the (US$ Billion)2 same period last year. +9% Lower office take-up from the business process +18% outsourcing sector observed while the online 27.7 25.4 gaming segment is becoming a new source of 22.3 18.5 demand.1 15.3 2013 2014 2015 2016 2017E 1Source: Leechiu Property Consultants 5 2 Information and Technology, Business Processing Association of the Philippines

Infrastructure Sector National Government Disbursements National government disbursements picked (PHP billion)1 up in the third quarter as government agencies continued catching up on Infrastructure implementation delays encountered at the and Capital Outlay start of the year. Others • Sustained double-digit year-on-year +5% spending growth from May to August 2017 +8% 2,686 suggests that the government has gotten 2,549 522 past the post-election transition period. 2,015 493 1,860 391 352 2,056 2,164 1,508 1,623 Jan-Sep Jan-Sep 2016 2017E2 2016 2017 1 Source: Department of Budget and Management; (DBM) 6 2 Annualized first nine months of 2017

Cost of Sales Millions of Percentage Philippine Pesos of Net Sales Cost of sales, as a percentage of net sales, increased 13.2 percentage points during the quarter, due to +13.2pp +6.5pp higher fuel prices, timing differences in -1% the recognition of annual shutdown expenses, as well as the effect of lower prices. +15% 58.3% 56.4% 9,478 9,346 45.1% 49.9% 2,837 3,249 3Q16 3Q17 9M16 9M17 3Q16 3Q17 9M16 9M17 7

Operating Expenses Distribution1 Selling and Administrative1 Distribution expenses, as a percentage of sales, increased for the quarter due to higher fuel cost and lower utilization of logistics assets. +9% +6% Selling and administrative expenses, as a percentage of net sales, stayed at a similar level compared to same quarter +11% 3,243 last year. 2,987 -6% 2,171 2,301 In absolute terms, S&A expenses was lower by PHP 50 million as marketing 1,015 1,125 779 729 promotions, and other overhead expenses decreased. 3Q16 3Q17 9M16 9M17 3Q16 3Q17 9M16 9M17 Pro Pro Pro Pro On a sequential basis, S&A expenses Forma Forma Forma Forma decreased 11%. % of 16.1% 20.2% 15.7% 19.6% 12.4% 13.1% 11.4% 13.9% Net Sales 1 Millions of Philippine Pesos 8 NOTE: Refer to slide 21 for information on pro forma adjustments

Operating EBITDA and Operating EBITDA Margin



Millions of Philippine Pesos
Percentage of Net Sales
-59%
-51%
-16.9pp
-12.0pp
1,970
803
5,311
2,627
31.3%
14.4%
27.9%
15.9%
3Q16 Pro Forma
3Q17
9M16 Pro Forma
9M17
3Q16 Pro Forma
3Q17
9M16 Pro Forma
9M17

Operating EBITDA declined during the quarter, mainly resulting from lower prices. Higher fuel and distribution costs, as well as increased maintenance cost also contributed to this decline.

On a sequential basis, operating EBITDA grew by 7% versus the second quarter.

Operating EBITDA margin declined by 16.9pp in the third quarter. Lower prices account for ~70% of the margin decrease.

NOTE: Refer to slide 21 for information on pro forma adjustments

9

Net Income Net income year-to-date declined by 63% mainly due to Net Income1 lower operating earnings before other expenses, net. On a sequential basis, net income increased by 48% versus previous quarter. -63% Financial expenses during the first nine months declined 37% as a result of the refinancing of CHP’s U.S. dollar denominated -79% loan with local debt. With the conversion and denomination to local currency, 1,879 foreign exchange losses also declined 82% in the first nine 983 months. 688 202 Effective tax rate for the first nine months was at 21.6% 3Q16 3Q172 9M16 9M17 versus 22.9% last year. Pro Pro Forma Forma 10 1 Millions of Philippine Pesos

3Q 2017 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—September Third Quarter Free cash flow after maintenance 2017 2016 2017 2016 capex during the quarter reached PHP % var % var Pro Forma Pro Forma 675 M, a 41% decline year over year, Operating EBITDA 2,627 5,311 (51%) 803 1,970 (59%) reflecting lower EBITDA mitigated by    —Net Financial Expenses 667 1,065 208 388 lower financial expenses, an    —Maintenance Capex 413 193 218 121 improvement in working capital, and lower taxes.    —Change in Working Capital (348) (684) (406) 111    —Taxes Paid 424 852 118 226    —Other Cash Items (net) (31) (3) (9) (20) Free cash flow conversion (after Free Cash Flow after maintenance capex) improved from 1,502 3,888 (61%) 675 1,143 (41%) 58% to 84% in the third quarter versus Maintenance Capex same period last year.    —Strategic Capex 441 651 204 634 Free Cash Flow 1,061 3,237 (67%) 470 509 (8%) Millions of Philippine Pesos NOTE: Refer to slide 21 for information on pro forma adjustments 12

Solid Plant Capacity Expansion New line expected to start operations in the fourth quarter of 2019. Expected total investment: US$ 225 million

2017 Guidance Cement volumes 1% PHP 918 million Maintenance CAPEX PHP 303 million Solid Plant Expansion CAPEX Capital expenditures PHP 291 million Other Strategic CAPEX PHP 1,512 million Total CAPEX

Q&A SESSION 3Q 2017 RESULTS

3Q 2017 APPENDIX

Income Statement Information

CEMEX | HOLDINGS PHILIPPINES

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

INCOME STATEMENT	January - September 2017	2016 Pro Forma[1]	% var	2016 Actual	Third Quarter 2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	16,561,253	19,008,531	(13%)	19,008,531	5,571,912	6,290,282	(11%)	6,290,282
Cost of sales	(9,346,142)	(9,477,536)	1%	(9,477,536)	(3,249,257)	(2,836,843)	(15%)	(2,836,843)
Gross profit	**7,215,111**	**9,530,995**	**(24%)**	**9,530,995**	**2,322,655**	**3,453,439**	**(33%)**	**3,453,439**
Operating expenses	(5,543,998)	(5,157,812)	(7%)	(5,718,380)	(1,854,279)	(1,794,572)	(3%)	(577,893)
Operating earnings before other expenses, net	**1,671,113**	**4,373,183**	**(62%)**	**3,812,615**	**468,376**	**1,658,867**	**(72%)**	**2,875,546**
Other income (expenses), net	31,100	2,942	957%	(309,544)	9,320	19,679	(53%)	(241,020)
Operating earnings	**1,702,213**	**4,376,125**	**(61%)**	**3,503,071**	**477,696**	**1,678,546**	**(72%)**	**2,634,526**
Financial expenses, net	(667,103)	(1,065,363)	37%	(929,798)	(208,491)	(388,065)	46%	(441,802)
Foreign exchange loss, net	(157,208)	(875,039)	82%	(875,039)	(27,881)	(539,650)	95%	(539,650)
Net income before income taxes	**877,902**	**2,435,723**	**(64%)**	**1,698,234**	**241,324**	**750,831**	**(68%)**	**1,653,074**
Income tax	(189,941)	(556,693)	66%	(294,777)	(39,416)	232,364	N/A	(293,264)
Consolidated net income	**687,961**	**1,879,030**	**(63%)**	**1,403,457**	**201,908**	**983,195**	**(79%)**	**1,359,810**
Non-controlling Interest Net Income	21	19	11%	19	6	5	20%	5
Controlling Interest Net Income	**687,982**	**1,879,049**	**(63%)**	**1,403,476**	**201,914**	**983,200**	**(79%)**	**1,359,815**
Operating EBITDA	**2,627,458**	**5,310,771**	**(51%)**	**4,750,203**	**803,331**	**1,970,038**	**(59%)**	**3,186,718**
Earnings per share	**0.13**	**0.92**	**(86%)**	**0.69**	**0.04**	**0.21**	**(81%)**	**0.29**

[1] Refer to slide 21 for information on pro forma adjustments

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Income Statement Information

CEMEX | HOLDINGS PHILIPPINES

(Thousands of U.S. Dollars, except per share amounts)

	January - September				Third Quarter			
INCOME STATEMENT	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	329,199	403,331	(18%)	403,331	109,651	132,716	(17%)	132,716
Cost of sales	(185,779)	(201,098)	8%	(201,098)	(63,943)	(59,853)	(7%)	(59,853)
Gross profit	**143,420**	**202,233**	**(29%)**	**202,233**	**45,708**	**72,863**	**(37%)**	**72,863**
Operating expenses	(110,202)	(109,441)	(1%)	(121,335)	(36,491)	(37,863)	4%	(12,193)
Operating earnings before other expenses, net	**33,218**	**92,792**	**(64%)**	**80,898**	**9,217**	**35,000**	**(74%)**	**60,670**
Other income (expenses), net	618	62	897%	(6,568)	183	415	(56%)	(5,085)
Operating earnings	**33,836**	**92,854**	**(64%)**	**74,330**	**9,400**	**35,415**	**(73%)**	**55,585**
Financial expenses, net	(13,260)	(22,605)	41%	(19,729)	(4,103)	(8,188)	50%	(9,321)
Foreign exchange loss, net	(3,125)	(18,567)	83%	(18,567)	(549)	(11,386)	95%	(11,386)
Net income before income taxes	**17,451**	**51,682**	**(66%)**	**36,034**	**4,748**	**15,841**	**(70%)**	**34,878**
Income tax	(3,776)	(11,812)	68%	(6,255)	(776)	4,903	N/A	(6,187)
Consolidated net income	**13,675**	**39,870**	**(66%)**	**29,779**	**3,972**	**20,744**	**(81%)**	**28,691**
Non-controlling Interest Net Income								
Controlling Interest Net Income	**13,675**	**39,870**	**(66%)**	**29,779**	**3,972**	**20,744**	**(81%)**	**28,691**
Operating EBITDA	**52,228**	**112,686**	**(54%)**	**100,792**	**15,809**	**41,565**	**(62%)**	**67,235**
Earnings per share								

[1] Refer to slide 21 for information on pro forma adjustments

18

Debt Information Maturity Profile1 Revolving Facility2 BDO Debt 6,656 Total Debt: PHP 15,016 Avg. life of debt: 5.1 years 3 5,027 Net Debt to EBITDA : 3.3x 1,664 1,214 35 140 140 140 20174 2018 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to Philippine Peso-denominated revolving facility with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA 4 Maturity amount pertains only to BDO Debt 19

Definitions 9M17 / 9M16 Results for the first nine months of the years 2017 and 2016, respectively; in some cases, as indicated on a pro forma basis. PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. Imports Imports by traders. 20

Presentation of Pro Forma Financial Information (For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.) CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017. Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the nine-month and the three-month periods ended September 30, 2017, CHP continued to use pro forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016. In addition: (1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the new reinsurance agreements is adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016). This change in accounting treatment is presented in this report’s Pro Forma consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016. This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the nine-month and the three-month periods ended September 30, 2016. (2) the Pro Forma selected consolidated income statement information for the nine-month and the three-month periods ended September 30, 2016 appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt. 21

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com